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                              January 12, 2024

       Gerald Haddock
       Director
       Silver Star Properties REIT, Inc.
       2909 Hillcroft, Suite 420
       Houston, TX 77057

                                                        Re: Silver Star
Properties REIT, Inc.
                                                            DEFA14A filed
January 5, 2024
                                                            File No. 001-41786

       Dear Gerald Haddock:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       DEFA14A filed January 5, 2024

       General

   1. We note your responses to prior comments one and three and are unable to agree that the registrant has provided
an adequate factual foundation for the following statements. Please refrain from including
these or similar statements in future soliciting material. Please also note with respect to
any future statements the registrant may make that each statement or assertion of opinion or
belief must be clearly characterized as such, and a reasonable factual basis must
exist for each such opinion or belief. Support for opinions or beliefs should be self-evident,
disclosed in the proxy statement or provided to the staff on a supplemental basis.

                                                              You will be with
us as we forge ahead, committed to digging out of the hole that
                                                            Hartman created and
creating future profits for all stockholders.
                                                              [Allen Hartman]
is even using his inexperienced daughter, never having made a dime for any
stockholder, to contact you and is still grooming her to take over your company if he
regains control.
                                                              Hartman knowingly
and intentionally caused significant [damages] to the company
 Gerald Haddock
Silver Star Properties REIT, Inc.
January 12, 2024
Page 2
              with the help of third parties
                In addition to other claims, Hartman illegally used a lis pendens against the company and later admitted it was wrong
                Hartman wants to avoid the payment of significant damages to the company for his actions referred to above
                Hartman wants 5 prime properties of Silver Star for his family which constitutes a
                 greenmail transaction    to the detriment of the shareholders


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-
3444.



FirstName LastNameGerald Haddock                              Sincerely,
Comapany NameSilver Star Properties REIT, Inc.
                                                              Division of
Corporation Finance
January 12, 2024 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName